Gravity Power, LLC
Statements of Changes in Members' Equity
Years Ended Decmber 31, 2017 and 2016
(Unaudited)

		Members' Equity
Balance, January 1, 2016	$	(1,256,698)
Net loss		(403,408)
Balance, December 31, 2016	$	(1,660,106)
Net loss		(252,672)
Balance, December 31, 2017	$	(1,912,778)